Exhibit 99.1

FERRARI PARTICIPATED AS A PURCHASER IN EXOR’S ACCELERATED BOOKBUILD OFFERING

Maranello (Italy), February 27, 2025 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) announces that, following the accelerated bookbuild offering made by Exor N.V. (“Exor”) on February 26, 2025, the Company has participated in the offering by agreeing to repurchase 666,666 common shares for a total consideration of approx. Euro 300 million, at the same price per share determined by the offering (the “Transaction”). The Transaction is being financed by Ferrari’s cash on hand.

The Transaction represents the seventh tranche of the multi-year share buyback program of approximately Euro 2.0 billion announced during our 2022 Capital Markets Day (the “Program”) and it falls within the limitations of the share buyback mandate approved at the April 17, 2024 Annual General Meeting of Shareholders, duly communicated to the market, which authorized the purchase of up to 10% of the Company’s common shares during the eighteen-month period following such Shareholders’ Meeting.

The Transaction is expected to settle on March 3, 2025.

Following the Transaction, the Company will continue to execute the Program consistently with the progress of its Industrial Free Cash Flow generation.

A comprehensive overview of the transactions carried out under the buyback program is available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

A registration statement on Form F-3 (including a prospectus) relating to the offering of Ferrari’s common shares by Exor has been filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 26, 2025. Copies of the prospectus can be accessed for free through the SEC’s website at www.sec.gov. Alternatively, copies may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316, or by email at Prospectus-ny@ny.email.gs.com.

This press release contains information that qualifies, or may qualify, as inside information as defined in article 7(1) of Regulation (EU) 596/2014 of 16 April 2014 (the Market Abuse Regulation).

This notice does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction where such offer or solicitation would be unlawful.

You should not reply to this announcement.  Any reply e-mail communication, including those you generate by using the “Reply” function on your email software, will be ignored or rejected.

This communication is addressed in any member state of the European Economic Area only to those persons who are qualified investors in such member state (“Qualified Investors”) within the meaning of Regulation (EU) 2017/1129 and such other persons as this announcement may be addressed on legal grounds, and no person that is not a Qualified Investor may act or rely on this announcement or any of its contents.

This communication is directed only at (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment activity to which this communication relates will only be available to, and will only be engaged in with, relevant persons. Any person who is not a relevant person should not act or rely on this communication.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

corporate. ferrari.com